SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

November 8, 2005

   NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS RECORD QUARTERLY EARNINGS

Northern Orion is pleased to report record quarterly net earnings of $12,871,000 or $0.09 per share for the three months ended September 30, 2005 (“Q3 2005”) compared to net earnings of $5,721,000 or $0.05 per share for the same period in 2004 (“Q3 2004”).  Highlights for the quarter include (all figures are stated in U.S. dollars):

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $18,318,000 ($0.12 per share) for the quarter, compared to $13,859,000 ($0.13 per share) for the third quarter of 2004.

•

Equity in earnings from Alumbrera was $11,304,000 ($0.08 per share) in Q3 2005, compared to $7,972,000 ($0.07 per share) for Q3 2004.

•

Average realized copper price was $1.85 per pound and average realized gold price was $452 per ounce in Q3 2005.  The Company’s share of Alumbrera sales during the quarter was 12,856,000 pounds of copper and 16,072 ounces of gold.  For the comparative period in 2004, the average realized prices for copper and gold were $1.38 per pound and $405 per ounce respectively, and the Company’s share of Alumbrera sales was 11,638,000 pounds of copper and 18,062 ounces of gold.

•

During the quarter, the Company realized a foreign exchange gain of $2,261,000 by converting a portion of its cash held in Canadian dollars (Cdn.$74 million) into U.S dollars.

•

At September 30, 2005, the Company had a cash position (including temporary investments) of $140,774,000.

“We are pleased to report a record quarter of profitability for the Company, thanks to the continued strength in metal prices,” said David Cohen, President and CEO of Northern Orion.  “Our Agua Rica feasibility study is progressing very well, and with our current cash position and anticipated significant future cash flows from Alumbrera, we are well positioned to full advantage of the strength in the copper and gold markets as we bring Agua Rica into account”.

Teleconference call details

Northern Orion will host a telephone conference call on Wednesday, November 9, 2005 at 1:30 p.m. Pacific Time (4:30 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-866-898-9626 in Canada and the United States, or 1-416-340-2216 internationally.

The conference call will be archived for later playback until November 16, 2005 and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and using the passcode 3166220#.

Results of Operations for the three and nine months ended September 30, 2005

The Company recorded net earnings of $25,433,000 or $0.18 per share for the nine months ended September 30, 2005 compared with net earnings of $17,706,000 or $0.16 per share for the same period in 2004.  The following table sets forth selected consolidated financial information for the three and nine months ended September 30, 2005 and 2004 (in thousands of U.S. dollars, except per share amounts):

Table 1

Alumbrera

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three and nine months ended September 30, 2005 and 2004:

Table 2

 (1) These are non-GAAP measures as described below.

Compared to the budgeted mine plan, ore mined and milled during the third quarter was below budget due to power outages caused by unusually inclement weather.  Consequently, copper and gold production in the third quarter was also below budget.  For the year-to-date, ore mined and milled was slightly below the budgeted mine plan due to the inclement weather in Q3 and due to some of the mine fleet being diverted to the planned construction of a tailings embankment in Q2. However, copper and gold production was near budget primarily as a result of higher grades of copper and gold mined (see charts in the “Outlook” section below).

Compared to the same period in 2004, tonnes of ore mined and milled at Alumbrera were 14% and 4% lower, respectively, in the third quarter of 2005, but were 4% and 3% higher, respectively, in the first nine months of 2005.   Inclement weather caused the lower output in Q3 of 2005.  Production of copper in Q3 and the nine months of 2005 was slightly higher than that of the same periods in 2004.  However, gold grades, production and sales for the three and nine months of 2005 were considerably lower compared to the same periods in 2004 as a result of lower grade material being mined and processed.  This has a negative impact on the calculation of cash costs per pound of copper, net of gold credits, in 2005, as discussed below (see “Alumbrera Non-GAAP Measures”).

The average realized prices of copper and gold in Q3 2005 were $1.85 per pound and $452 per ounce, respectively, compared to $1.38 and $405, respectively, in Q3 2004.  For the first nine months of 2005, the average realized prices of copper and gold were $1.70 per pound and $430 per ounce, respectively, compared to $1.31 and $404, respectively, for the same period in 2004.

Recent Developments at Alumbrera

In June 2005, Alumbrera confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 375 million pounds of contained copper (Northern Orion share – 46.9 million pounds) and 500,000 ounces of gold (Northern Orion share – 62,500 ounces) over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004.

As a consequence of the announced increase, current Mineral Reserves and Resources are (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*
Proved	370 Mt @0.47%Cu & 0.52 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	390 Mt @0.47%Cu & 0.51 gpt Au
Mineral Resources*
Measured	390 Mt @0.47%Cu & 0.51 gpt Au
Indicated	28 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.47%Cu & 0.50 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Alumbrera also announced plans to spend $15.5 million (Northern Orion share - $1.9 million) on an expansion of the concentrator at the mine.  The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash cost increased to $0.12 per pound of copper in Q3 2005 from $0.04 per pound in Q3 2004.  Similar increases were experienced for the nine months of 2005 compared to the same period in 2004.  Lower gold production and sales, higher fuel prices, increased treatment charges and price participation, increased sea freight rates and increased royalties (as a result of higher copper prices) have all contributed to a higher cash cost in 2005.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

Agua Rica

The Company is currently undertaking initial engineering on the development of a mine and processing facility at Agua Rica, with production planned to commence in 2009.  In late 2004, the Company commissioned Hatch Ltd. to prepare a feasibility study suitable for financing.  This study is expected to be completed in mid 2006.  Part of this effort includes a re-estimation of the Agua Rica resources using the full 176-hole database previously developed by BHP.  The results of the re-estimation, completed on March 24, 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource.  The Company is currently completing additional field work to support the feasibility study.  The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

In the third quarter of 2005, the Company spent $7,649,000 on advancing the feasibility study.  In the nine months ended September 30, 2005, $11,103,000 was spent on the feasibility study.

Corporate

With the exception of financing costs, foreign exchange, and interest income, amounts incurred by the Company for all other corporate expenses during the third quarter of 2005 were comparable to the same period in 2004.

Financing costs of $284,000 were recorded in Q3 2005 compared to $115,000 in Q3 2004.  For the nine months of 2005 and 2004, the financing costs were $853,000 and $313,000 respectively.  These costs represent the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility acquired in March 2004.  The amount amortized is higher in 2005 because the Company has accelerated its payback of the loan principal, resulting in a reduced amortization period for the financing costs.

The Company raised over Cdn.$125 million from its short form prospectus offering of the Company’s shares in February 2005, as described below.  During the third quarter of 2005, the Company converted approximately Cdn.$74 million into U.S dollars and realized a foreign exchange gain of $2,261,000.  The general drop in the U.S. dollar compared to the Canadian dollar this year has resulted in foreign exchange gains (realized and unrealized) of $2,219,000 in Q3 2005 and $2,731,000 for the nine months of 2005.

Interest income increased from $88,000 in Q3 2004 to $904,000 in Q3 2005 due to the Company’s increased cash balances from the short form prospectus offering.  At September 30, 2005, $592,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Liquidity and Capital Resources

At September 30, 2005, the Company had working capital of $132,322,000 (December 31, 2004 - $21,168,000) and cash, cash equivalents and temporary investments of $140,774,000 (December 31, 2004 - $45,689,000).  During the nine months ended September 30, 2005, the increase in the cash balances was provided mostly by proceeds from the short form prospectus offering of the Company’s shares as described below, and by cash distributions of $24,714,000 from the Company’s 12.5%-owned Alumbrera mine.  During the nine months ended September 30, 2005, the Company repaid its $9 million loan to BHP Billiton and made principal repayments of $11.5 million on its HVB loan.  At September 30, 2005, the Company’s long-term debt was $6,040,000 (all current), compared to $26,440,000 at December 31, 2004.

Outlook

The Company anticipates copper and gold prices to remain strong for the balance of 2005 and through 2006.  For the remainder of 2005, the mine plan at Alumbrera calls for the mining of higher grade zones as compared to the third quarter of 2005.  The following graphs show the estimated grades and recoveries for copper and gold for 2005:

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the ten years, which, along with the February 2005 short-form prospectus offering for Cdn.$125,012,500 (U.S.$101,637,000), will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation, in Agua Rica in order to bring it into production.   If required, the Company may obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

November 8, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer